Vapor Corp.

3001 Griffin Road

Dania Beach, Florida 33312

May 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Vapor Corp. - Request to Withdraw Registration Statement
on Form S-8 (File No. 333-166492)

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vapor Corp. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, including all exhibits thereto (the “Registration Statement”).

The Registration Statement was initially filed with the Securities and Exchange Commission (“SEC”) on May 4, 2010. The Registration Statement was effective upon filing on May 4, 2010. No securities were sold pursuant to the Registration Statement.

On May 28, 2013, the Company filed another registration statement on Form S-8, which covers, among others, the securities covered by the Registration Statement. As such, the Company has determined that the Registration Statement is no longer necessary.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions with respect to this matter, please do not hesitate to contact Andrew Balog of Greenberg Traurig, the Company’s counsel, at (305) 579-0642.

Very truly yours, Vapor Corp.

By:	/s/ Harlan Press
Name:	Harlan Press
Title:	Chief Financial Officer

Cc: Andrew E. Balog, Greenberg Traurig